# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MICROSTRATEGY Inc, CIK 0001050446
CUSIP: 594972408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1850 TOWERS CRESCENT PLAZA, 1850 TOWERS CRESCENT PLAZA, TYSONS CORNER, Virginia (VA), 22182
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001595888-24-000060
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,581,084.35; sole dispositive power 0; shared dispositive power 14,581,084.35; aggregate amount beneficially owned 14,581,084.35 (6.5% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 227,478.7; sole dispositive power 0; shared dispositive power 227,478.7; aggregate amount beneficially owned 14,581,084.35 (6.5% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,960,015; sole dispositive power 0; shared dispositive power 12,960,015; aggregate amount beneficially owned 14,581,084.35 (6.5% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,393,505.65; sole dispositive power 0; shared dispositive power 1,393,505.65; aggregate amount beneficially owned 14,581,084.35 (6.5% of the class)
- Jane Street (Singapore) Pte. Limited: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 85; sole dispositive power 0; shared dispositive power 85; aggregate amount beneficially owned 14,581,084.35 (6.5% of the class)

## Item 1. Issuer
Name of issuer: MICROSTRATEGY Inc
Address of issuer's principal executive offices: 1850 TOWERS CRESCENT PLAZA, 1850 TOWERS CRESCENT PLAZA, TYSONS CORNER, VIRGINIA, 22182.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Global Trading, LLC; Jane Street Options, LLC;
Jane Street (Singapore) Pte. Limited
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street (Singapore) Pte. Limited
4/F, Ocean Financial Centre
10 Collyer Quay
Singapore 049315
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 14581084.35
Percent of class: 6.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14581084.35
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 14581084.35

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary

Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
Jane Street (Singapore) Pte. Limited

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Tien-Fu Liu, Managing Director (02/14/2025)
- Jane Street Capital, LLC: Tien-Fu Liu, Managing Director (02/14/2025)
- Jane Street Options, LLC: Tien-Fu Liu, Managing Director (02/14/2025)
- Jane Street Global Trading, LLC: Tien-Fu Liu, Managing Director (02/14/2025)
- Jane Street (Singapore) Pte. Limited: Tien-Fu Liu, Managing Director (02/14/2025)